(212) 318-6736

ryanjonson@paulhastings.com

March 9, 2022

Mr. Jeffrey W. Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:

Keeley Funds, Inc. (the “Trust”)

File Numbers: 333-124430; 811-21761

Dear Mr. Ellington:

This letter responds to oral comments provided by you to the undersigned with respect to the certified shareholder reports on Form N-1A for the Trust, filed on January 29, 2021 SEC Accession No. 0001387131-21-001421 (the “Registration Statement”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the Certified Shareholder Reports, unless otherwise indicated.

Comment 1: Please explain how shareholder concentration risk is addressed in the summary and statutory prospectus of the Registration Statement. If the shareholder concentration risk is not addressed, then please include it in future filings if appropriate.

Response: The Trust respectfully confirms that it will make this change in all future filings as appropriate.

/s/ Ryan Johnson

Ryan Johnson

cc:

Michael R. Rosella

Vadim Avdeychik

John C. Ball

Peter Goldstein